December 16, 2014

Via EDGAR
Tia L. Jenkins Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Nu Skin Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 18, 2014 File No. 001-12421
Dear Ms. Jenkins:
This letter confirms that Nu Skin Enterprises, Inc. (the "Company") received the December 15, 2014 comment letter of the staff (the "Staff") of the Securities and Exchange Commission regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013.
Due to scheduling difficulties during the holiday season, the Company hereby requests that the Staff permit the Company to provide its response to the comments by January 14, 2015, which is ten business days after the originally requested response date.
We appreciate the Staff's responsiveness with respect to the Company's filing and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (801) 345-6013.
Sincerely,
/s/ Ritch N. Wood
Ritch N. Wood
Chief Financial Officer
 Nu Skin Enterprises, Inc.
cc:                 Myra Moosariparambil, U.S. Securities and Exchange Commission
Nolan S. Taylor, Dorsey & Whitney LLP